April 17, 2018

VIA EDGAR TRANSMISSION AND FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:                                         Ms. Barbara C. Jacobs

Mr. Edwin Kim

Ms. Kathleen Collins

Ms. Joyce Sweeney

Re:                             Pivotal Software, Inc.
Registration Statement on Form S-1
File No. 333-223872

Acceleration Request
Requested Date:	Thursday, April 19, 2018
Requested Time:	4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between April 9, 2018 and April 16, 2018 at 5:00 p.m., Eastern Daylight Time, 7,978 copies of the Preliminary Prospectus of Pivotal Software, Inc., a Delaware corporation (the “Registrant”), dated April 9, 2018, were distributed to prospective underwriters/dealers, institutional and other investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time on April 19, 2018, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

MORGAN STANLEY & CO. LLC

By:	/s/ Kyle A. Corcoran
Name: Kyle A. Corcoran
Title: Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Craig Lee
Name: Craig Lee
Title: Managing Director

cc:

Robert Mee, Chief Executive Officer
Cynthia Gaylor, Senior Vice President, Chief Financial Officer
Andrew Cohen, Esq., Senior Vice President, General Counsel and Corporate Secretary
Pivotal Software, Inc.

Jeffrey R. Vetter, Esq.
James D. Evans, Esq.
Fenwick & West LLP

Alan F. Denenberg, Esq.

Sarah K. Solum, Esq.
Davis Polk & Wardwell LLP

[Signature Page to Underwriter Acceleration Request]